February 12, 2007
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
RSC HOLDINGS INC.
Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of RSC Holdings Inc. (the “Company”), we are transmitting for filing in electronic format pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to the registration under the Securities Act of the Company’s common stock.
     A wire transfer in the amount of $32,100 in payment of the filing fee for the Registration Statement has been transmitted to the lockbox account of the Securities and Exchange Commission pursuant to Rule 457(o) of the Securities Act.
     Please telephone the undersigned at (212) 909-7334 if I can be of any assistance in answering questions which may arise in connection with the Registration Statement.
Very truly yours,
/s/ Matthew E. Kaplan
Matthew E. Kaplan
     cc: Kevin J. Groman, Esq.
RSC Holdings Inc.